Consent of Independent Registered Public Accounting Firm

The Board of Directors

The Prudential World Fund, Inc.:

We consent to the use of our reports, dated December 15, 2017, with respect to the financial statements and financial highlights of Prudential Emerging Markets Debt Local Currency Fund, Prudential Jennison International Opportunities Fund, Prudential Jennison Global Infrastructure Fund and Prudential Jennison Emerging Markets Equity Fund, each a series of The Prudential World Fund, Inc., as of October 31, 2017, and for the respective years or periods presented therein, each incorporated by reference herein. We also consent to the references to our firm under the headings “Financial Highlights” in the prospectuses and “Other Service Providers – Independent Registered Public Accounting Firm” and “Financial Statements” in the statements of additional information.

New York, New York

January 26, 2018